Form 10-K, Exhibit 13
period 1996-06-30
BRYAN STEAM CORP
filed 1996-09-30
CIK 14971

[GRAPHIC OMITTED DOWN SIDE COLUMN]









                                   Bryan Steam
                                   Corporation




                          A N N U A L     R E P O R T










                            Year Ended June 30, 1996

To Our Shareholders:

There were many changes in Bryan Steam Corporation ("Bryan" and, together with Wendland and MEMCO [each as defined below], the "Company") in the last year. On July 3, 1995, the Bryan's wholly-owned subsidiary, Wendland Manufacturing Corporation ("Wendland"), acquired substantially all of the assets of a tank manufacturer in San Angelo, Texas. The Company's acquisition of this tank manufacturing operation through Wendland has enabled the Company to add the tanks now manufactured by Wendland to its line of boiler room products. As discussed below, this acquisition also had a favorable impact on the Company's profitability.

On December 7, 1995, Wendland acquired certain assets related to and associated with a discontinued tank and pressure vessel manufacturing operation in Monticello, Indiana. In March, 1996, Wendland formed a wholly-owned subsidiary, Monticello Exchanger & Manufacturing Co. ("MEMCO"), and transferred all of the assets related to the Monticello operations to MEMCO. Since MEMCO's operations represented the start-up phase of a previously discontinued business, the Company did not expect MEMCO to be a profit-making opportunity for at least the first six months. However, sales from MEMCO's Monticello operations have met or exceeded the Company's expectations, and the loss from those operations through June 30, 1996 was minimal.

June 30, 1996 was the last day of Mr. Harold Koch's term as Chairman of the Board of Directors of Bryan. Mr. Koch has been with Bryan for fifty years and will remain on Bryan's Board of Directors. June 30th was also the last day of Mr. Albert Bishop's term as President of Bryan. Effective July 1, 1996, Mr. Bishop assumed the duties of Chairman of the Board of Directors of Bryan. Mr. Bishop is succeeded as President of the Company by Mr. H. Jesse McVay. So as you can see, in addition to the positive financial news discussed below, this has been a very busy, dynamic, dramatic and eventful year for the Company.

The following annual report shows the consolidated financial condition of the Company as of June 30, 1996 and the consolidated results of operations for the three most recent fiscal years. Although it is difficult to compare this year with the last two due to the Company's acquisitions, we believe everyone will agree that fiscal year 1996 was a success. Bryan's boiler operations in Peru had a sales increase of thirteen percent (13%) to almost $20 million. With the addition of Wendland and MEMCO, combined sales of the Company significantly exceeded sales in prior years.

Our directors have declared a dividend of $1.50 per share, which is $0.10 per share higher than that paid in 1995. This dividend is payable on September 13, 1996 to shareholders of record August 30, 1996. Your check is enclosed. Attached is a notice of the Annual Meeting of Shareholders to be held on October 3, 1996 together with a proxy and a proxy statement.

If you cannot be present at the shareholders' meeting, we would appreciate your signing and returning the proxy immediately.

H. Jesse McVay
President


Enc.     Notice of Annual Meeting of Shareholders
         Proxy Form
         Proxy Statement
         Dividend Check

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward

         Due to the acquisitions involving Wendland's and MEMCO's operations since July 1, 1995, a direct comparison of the results of operations and the financial condition for this year and last year is somewhat distorted.
Therefore, the following discussion will, where instructive, give both the Company's consolidated results and the results for Bryan only.

Results of Operations

         The Company's consolidated net income for the year ended June 30, 1996 was $1,148,934, compared to $927,141 and $519,442 for the years ended June 30, 1995 and 1994, respectively. The Company's earnings per share totaled $6.01 for the year ended June 30, 1996, compared to $4.85 and $2.72 for the years ended June 30, 1995 and 1994, respectively. The increase in net income of $221,793, or 23.9%, was primarily attributable to Bryan's operations, which had net income of $1,155,636 for the year ended June 30, 1996. Wendland also generated net income of approximately $18,560 for the year ended June 30, 1996, which included a $52,049 loss attributable to the operations in Monticello, Indiana prior to the formation of MEMCO. Subsequent to its formation in March, 1996, MEMCO generated a loss of $47,482 through June 30, 1996. Operating profit totaled $1,668,590, or 7.4% of sales, in 1996 compared to $1,228,360, or 7.0% of sales, and $981,831, or 5.8% of sales, in 1995 and 1994, respectively. Please note that the addition of the income and losses of the three companies does not necessarily add up to the Company's consolidated after-tax profit because of tax considerations from the losses at MEMCO.

         The Company's combined sales income of $22,476,628 for the year ended June 30, 1996 represents an increase of approximately 29% over the sales income of $17,480,290 for the year ended June 30, 1995. The increase in sales for 1996 as compared to 1995 is primarily attributable to two factors: (I) the addition of approximately $3,000,000 in sales by Wendland and MEMCO in 1996, and (ii) increased sales by Bryan in 1996 of approximately $2,000,000 over its sales in 1995. The increased sales by Bryan was primarily due to the acceptance by the industry of Bryan's large water tube boilers. Although competition in Bryan's small water tube boiler market remains very intense, one of its two major competitors appears to have lost some of its competitive edge due to financial difficulties. During the year ended June 30, 1996, Bryan was forced to continue to give larger discounts than management would normally expect, but management anticipates that the pressure to give larger discounts will decrease in the future. Bryan effected an approximately 3.5% price increase effective May 1, 1996, which was Bryan's first price increase since September, 1994.

         The Company's cost of goods sold for the year ended June 30, 1996 was $17,887,043, compared to $13,913,906 and $13,707,958 for the years ended June
30, 1995 and 1994, respectively. The Company's cost of goods sold as a percentage of sales was 79.6% in 1996, which remained constant when compared to 79.6% in 1995. Management believes that the stable cost of goods sold reflects management's efforts to control materials costs and to sustain labor efficiency, efforts which management will continue in the following year. As reported last year, Bryan negotiated a new collective bargaining agreement in May, 1995, which runs through May, 1998. This collective bargaining agreement provides for an increase in wages for Bryan's bargaining unit of 3.5% in each of the years covered by the contract.

         Total expenses for the year ended June 30, 1996 totaled $2,920,995, an increase of approximately $580,000, or 24.9%, compared to $2,338,024 for the year ended June 30, 1995. Total salaries and wages totaled $1,050,431 in 1996 compared to $728,425 in 1995. The increase of approximately $320,000, or 44.2%, resulted primarily from the addition of management and support staff's at Wendland's and MEMCO's facilities. The increase also reflects normal merit increases in wages for Bryan's employees. Repairs and maintenance expenses totaled $78,141 in 1996, compared to $41,461 and $43,726, in 1995 and 1994, respectively. The increase in repairs and maintenance expenses in 1996 over 1995 was primarily attributable to increased maintenance and repair costs at Bryan's facility, and secondarily to the addition of expenses from Wendland's and MEMCO's operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

General and administrative expenses totaled $1,425,122 in 1996 compared to $1,250,282 and $1,272,406 in 1995 and 1994, respectively. The increase in general and administrative expenses in 1996 over 1995 resulted primarily from the addition of expenses from Wendland's and MEMCO's operations.

         Total other income totaled $173,960 in 1996 compared to $247,271 and $143,245 in 1995 and 1994, respectively. The decrease in other income in 1996 over 1995 resulted primarily from (I) a decrease of approximately $54,000 in interest and dividend income as a result of the liquidation of certain investments to fund the acquisition of MEMCO's assets, (ii) the payment of approximately $83,000 in interest expense on debt incurred in connection with the acquisitions and (iii) a negative change in the net loss or gain on investment securities sold of approximately $13,500, offset by $86,613 in freight income in 1996.

Financial Condition

         The Company's total assets at June 30, 1996 were $16.2 million compared to $15.1 million and $13.2 million at June 30, 1995 and 1994, respectively. The increase in total assets resulted primarily from the approximately $1.7 million increase in accounts receivable, approximately 60% of which is attributable to Bryan, and secondarily, from the acquisitions involving the assets now operated by Wendland and MEMCO. Total current liabilities at June 30, 1996 was approximately $2.5 million compared to $1.8 million and $1.4 million at June 30, 1995 and 1994, respectively. The increase in current liabilities of approximately $700,000 in 1996 over 1995 resulted primarily from (I) an approximately $230,000 increase in trade payables, (ii) the addition of approximately $320,000 in short-term notes payable for operating capital and
(iii) an increase of approximately $140,000 in the current portion of the Company's long-term debt. Total long-term liabilities totaled approximately $628,000 at June 30, 1996, compared to $1.1 million and 300,000 at June 30, 1995 and 1994, respectively. The decrease in long-term liabilities in 1996 when compared to 1995 resulted primarily from the reduction of amounts payable under a note the proceeds from which were used to fund the acquisition of the assets by Wendland. The Company's net worth at June 30, 1996 totaled $13.1 million, compared to $12.2 million and $11.5 million at June 30, 1995 and 1994, respectively.

Liquidity and Capital Resources

         Total cash and cash equivalents and investments at June 30, 1996 were $1,921,293, compared to $4,121,350 and $2,993,324 at June 30, 1995 and 1994,
respectively. The decrease in the Company's liquid assets in 1996 resulted primarily from the use of such assets to fund the acquisitions during the year. The combined working capital ratio of current assets to current liabilities was 4.61:1 at June 30, 1996, compared to 6.59:1 and 7.05:1 at June 30, 1995 and
1994, respectively. Management estimates that capital expenditures for fiscal 1997 will total approximately $1 million. The majority of this amount, or approximately $800,000, will be for an expansion of Bryan's plant in Peru, Indiana. Management anticipates that internal sources of funds will be adequate to cover the planned capital expenditures.

General

         Management considers the Company's performance for the last fiscal year to be very satisfactory considering the economic conditions, the competitive nature of the industry, and the fact that the Company acquired and began the development of the operations at Wendland and MEMCO. Bryan continues to perform extremely well as can be seen by its increase in sales and profitability. Bryan's backlog at June 30, 1996 was very good, and management expects continued improvement in the sales of large water tube boilers. Wendland has a reasonably good backlog of business and several new customers are expected during the first part of Fiscal 1997. MEMCO is attempting to develop a reputation for delivery of quality products in a manner that emphasizes customer service. Management believes that by emphasizing quality and customer service, MEMCO will develop a core business within two to three years.

         Although the Company may in the future consider possible acquisitions, it is not currently pursuing any acquisitions. Management intends to pursue continued growth and profitability in the coming year by continuing to emphasize quality, customer service and instituting additional internal cost containment measures where possible.

                             OFFICERS AND DIRECTORS



                              Present Positions
                            and Offices with the    Principal Occupation
       Name                        Company             or Employments
- -------------------       ----------------------    --------------------------
Albert J. Bishop          Chairman of the Board,    Chairman of the Board
                          Director and member
                          of the Executive
                          Committee
H. Jesse McVay            President,                President of the Company
                          General Manager,
                          Director
Kurt J. Krauskopf         Corporate Secretary       Secretary of the Company
Paul D. Donaldson         Treasurer                 Treasurer of the Company
Harold V. Koch            Director                  Retired Chairman of
                                                    the Board
G. N. Summers             Director                  Owner of Saine-Summers
                                                    Insurance Agency
Jack B. Jackson           Director                  Retired community bank
                                                    Chairman, Peru office, First
                                                    of America Bank - Indiana
James R. Lockhart, Jr.    Director                  Vice President of Sales,
                                                    Firestone Building
                                                    Products Co.
Bryan D. Herd             Director                  Design consultant,
                                                    Partridge Home Furnishings

                             ADDITIONAL INFORMATION


         There are approximately 997 record holders of the Company's shares of common stock. There is no established trading market for the Company's shares and the Company is not normally informed of the terms of transactions in its shares.

         The Company's shares are traded sporadically over-the-counter. Set forth below are the range of high and low bid quotations as reported on Tradeline for each quarter during the last two fiscal years. These quotations may reflect inter-dealer transactions, without retail mark-up, mark-down, or commission. They do not necessarily represent actual transactions and management does not have knowledge of the volume of trading, if any, at any of such bid prices.


           QUARTER ENDED                 HIGH ASK               LOW BID
==================================  ===================  =====================
September 30, 1994                          60                  44 1/4
December 31, 1994                           60                  44 1/2
March 31, 1995                            49 1/2                44 1/2
June 30, 1995                             49 1/2                42 1/2
September 30, 1995                        49 1/2                42 1/4
December 31, 1995                         49 1/4                42 1/4
March 31, 1996                              45                    33
June 30, 1996                               47                    35
==================================  ===================  =====================


         The Company has paid dividends for the last several years on an annual basis. The annual dividends per share paid during its 1996 and 1995 fiscal years and the dates of payment are:

                              $1.40        September 15, 1995
                              $1.30        September 15, 1994

     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH SHAREHOLDER, ON THE WRITTEN REQUEST OF SUCH PERSON, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB, INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 13a-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, FOR THE COMPANY'S MOST
RECENT  FISCAL  YEAR.  THE  WRITTEN  REQUEST  SHOULD  BE  DIRECTED  TO:  KURT J.
KRAUSKOPF,  SECRETARY,  BRYAN STEAM  CORPORATION,  P. O. BOX 27,  PERU,  INDIANA
46970.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                          [CASSEN COMPANY LETTERHEAD]


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Board of Directors and Shareholders
Bryan Steam Corporation
State Route 19, North
Peru, Indiana   46970

Gentlemen:

We have audited the accompanying consolidated balance sheets of Bryan Steam Corporation (a New Mexico Corporation) and subsidiary as of June 30, 1996, 1995, and 1994, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bryan Steam Corporation and subsidiary as of June 30, 1996, 1995, and 1994, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 1g to the financial statements, the Corporation changed its method of accounting for income taxes during the fiscal year ended June 30, 1994.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Selected Consolidated Financial Data is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cassen Company, LLC
Indianapolis, Indiana
July 24, 1996

                        CONSOLIDATED STATEMENTS OF INCOME



                                                                                        June 30,
                                                                  ---------------------------------------------------
                                                                      1996                1995              1994
                                                                  ------------       -------------       ------------
SALES................................................             $ 22,476,628       $  17,480,290       $17,036,069
                                                                  ------------       -------------       ------------
COST OF GOODS SOLD
   Inventory - Beginning.............................             $  4,181,513       $   3,881,151       $ 3,997,814
   Purchases & Freight...............................               10,178,216           8,173,090         7,923,792
   Labor.............................................                4,581,203           3,535,022         3,207,008
   Other Costs.......................................                3,148,121           2,506,156         2,460,495
                                                                  ------------       -------------       ------------
        TOTAL........................................             $ 22,089,053       $  18,095,419       $17,589,109
   Less: Inventory - Ending..........................                4,202,010           4,181,513         3,881,151
                                                                  ------------       -------------       ------------
     COST OF GOODS SOLD..............................             $ 17,887,043       $  13,913,906       $13,707,958
                                                                  ------------       -------------       ------------
GROSS PROFIT ON SALES................................             $  4,589,585       $   3,566,384       $ 3,328,111
                                                                  ------------       -------------       ------------
EXPENSES
   Salaries & Wages - Officers.......................             $    278,261       $     174,280       $    97,088
   Salaries & Wages - Other..........................                  772,170             554,145           577,422
   Depreciation Expense..............................                  119,184             105,375            98,302
   Pension Plan......................................                  115,523             119,204           178,778
   Taxes - Payroll & Local...........................                  117,387              72,713            78,928
   Provision for Bad Debts...........................                   15,207              20,564              (370)
   Repairs & Maintenance.............................                   78,141              41,461            43,726
   General & Administrative..........................                1,425,122           1,250,282         1,272,406
                                                                  ------------       -------------       ------------
     TOTAL EXPENSES..................................             $  2,920,995       $   2,338,024       $ 2,346,280
                                                                  ------------       -------------       ------------
OPERATING PROFIT.....................................             $  1,668,590       $   1,228,360       $   981,831
                                                                  ------------       -------------       ------------
OTHER INCOME (LOSS)
   Interest and Dividend Income......................             $    103,984       $     157,871       $   132,195
   Interest Expense..................................                  (82,830)                 --                --
   Net gain (loss) on investment securities..........                   (1,589)             11,928            (1,551)
   Frieght Income....................................                   86,613                  --                --
   Other Income......................................                   67,782              77,472            12,601
                                                                  ------------       -------------       ------------
     TOTAL OTHER INCOME..............................             $    173,960       $     247,271       $   143,245
                                                                  ------------       -------------       ------------
INCOME BEFORE INCOME TAXES AND
   CUMULATIVE EFFECT OF A CHANGE IN
     ACCOUNTING PRINCIPLE............................             $  1,842,550       $   1,475,631       $ 1,125,076

PROVISION FOR INCOME TAXES...........................                  693,616             548,490           409,651
                                                                  ------------       -------------       ------------
INCOME BEFORE CUMULATIVE EFFECT OF A
   CHANGE IN ACCOUNTING PRINCIPLE....................             $  1,148,934       $     927,141       $    715,425

CUMULATIVE EFFECT ON PRIOR YEARS
   (TO JUNE 30, 1993) OF A CHANGE IN
     ACCOUNTING PRINICIPLE (Note 1g).................                       --              --              (195,983)
                                                                  ------------       -------------       ------------
NET INCOME...........................................             $  1,148,934       $     927,141       $    519,442
                                                                  ============       =============       ============
EARNINGS PER SHARE BEFORE CUMULATIVE
   EFFECT OF A CHANGE IN ACCOUNTING
     PRINCIPLE.......................................             $       6.01       $        4.85       $       3.74

CUMULATIVE EFFECT OF PRIOR YEARS
   (TO JUNE 30, 1993) OF A CHANGE IN
     ACCOUNTING PRINCIPLE............................                       --                  --              (1.02)
                                                                  ------------       -------------       ------------
NET EARNINGS PER SHARE...............................             $       6.01       $        4.85       $       2.72
                                                                  ============       =============       ============


The accompanying notes to financial statements are an integral part of these Consolidated Statements of Income.

                           CONSOLIDATED BALANCE SHEETS



                                                                  June 30,
               ASSETS                              1996            1995            1994
                                              ------------    ------------    ------------
CURRENT ASSETS
   Cash & Cash Equivalents ................   $    304,739    $  2,192,946    $    360,213
   Investment Securities ..................      1,616,554       1,928,404       2,633,111
   Accounts Receivable, Net ...............      4,793,663       3,051,854       2,780,021
   Inventory ..............................      4,202,010       4,181,513       3,881,151
   Prepaid Income Taxes ...................         84,414              --         170,014
   Prepaid Expenses .......................        335,183         190,839         103,683
                                              ------------    ------------    ------------
     TOTAL CURRENT ASSETS .................   $ 11,336,563    $ 11,545,556    $  9,928,193
                                              ------------    ------------    ------------
PROPERTY, PLANT & EQUIPMENT
   (Cost, less accumulated depreciation) ..   $  4,568,220    $  3,524,417    $  3,293,443
                                              ------------    ------------    ------------
OTHER ASSETS
   Intangible Assets, Net .................   $    268,058    $     20,698    $     25,740
   Deposits ...............................          5,171              --              --
                                              ------------    ------------    ------------
     TOTAL OTHER ASSETS ...................   $    273,229    $     20,698    $     25,740
                                              ------------    ------------    ------------
TOTAL ASSETS ..............................   $ 16,178,012    $ 15,090,671    $ 13,247,376
                                              ============    ============    ============

        LIABILITIES & NET WORTH

CURRENT LIABILITIES
   Accounts Payable - Trade ...............   $    553,079    $    320,072    $    406,867
   Notes Payable ..........................        322,620              --              --
   Accrued Liabilities ....................      1,168,974       1,026,825         950,598
   Current Portion of Long-term Debt ......        341,673         200,000              --
   State Income Taxes Payable .............             --          36,453          29,055
   Federal Income Taxes Payable ...........             --         118,730              --
   Deferred Federal Income Tax ............         60,678          39,915          17,896
   Deferred State Income Tax ..............         13,963           9,157           4,105
                                              ------------    ------------    ------------
     TOTAL CURRENT LIABILITIES ............   $  2,460,987    $  1,751,152    $  1,408,521
                                              ------------    ------------    ------------
LONG-TERM LIABILITIES
   Notes Payable ..........................   $    238,207    $    800,000    $         --
   Deferred Federal Income Tax ............        308,816         262,474         241,101
   Deferred State Income Tax ..............         70,845          60,215          55,311
   Dividends Payable ......................         10,016           8,863          11,629
                                              ------------    ------------    ------------
     TOTAL LONG-TERM LIABILITIES ..........   $    627,884    $  1,131,552    $    308,041
                                              ------------    ------------    ------------
NET WORTH
   Common Capital Stock, Without Par Value,
     200,000 Shares - Authorized & Issued .   $    810,272    $    810,272    $    810,272
   Retained Earnings ......................     12,307,596      11,426,422      10,749,269
   Treasury Stock, at cost, 8,716 Shares ..        (28,727)        (28,727)        (28,727)
                                              ------------    ------------    ------------
     TOTAL NET WORTH ......................   $ 13,089,141    $ 12,207,967    $ 11,530,814
                                              ------------    ------------    ------------
TOTAL LIABILITIES AND NET WORTH ...........   $ 16,178,012    $ 15,090,671    $ 13,247,376
                                              ============    ============    ============


The accompanying notes to financial statements are an integral part of these Consolidated Balance Sheets.

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                                           June 30,
                                            1996            1995            1994
                                       ------------    ------------    ------------
BALANCE AT BEGINNING OF YEAR .......   $ 11,426,422    $ 10,749,269    $ 10,472,915

   Net Income ......................      1,148,934         927,141         519,442

   Dividends Paid ..................       (267,760)       (249,988)       (242,793)

   Payment of additional FYE 6/30/93
     Federal Income Tax ............             --              --            (295)
                                       ------------    ------------    ------------
BALANCE AT END OF YEAR .............   $ 12,307,596    $ 11,426,422    $ 10,749,269
                                       ============    ============    ============



The accompanying notes to financial statements are an integral part of these Consolidated Statements of Retained Earnings.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                       June 30,
                                                                                        1996            1995            1994
                                                                                   ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers ................................................   $ 20,876,838    $ 17,310,182    $ 17,107,398
   Cash paid to suppliers and employees ........................................    (20,083,591)    (16,254,730)    (15,348,842)
   Interest and dividends received .............................................        129,783         155,422         137,717
   Interest paid ...............................................................        (80,674)         (3,819)           (325)
   Income taxes paid ...........................................................       (850,672)       (199,000)       (805,706)
                                                                                   ------------    ------------    ------------
        NET CASH PROVIDED BY
          OPERATING ACTIVITIES .................................................   $     (8,316)   $  1,008,055    $  1,090,242
                                                                                   ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of plant and equipment ............................................   $ (1,493,997)   $   (615,347)   $   (667,987)
   Proceeds from sale of plant & equipment .....................................             --              --              --
   Purchases of investment securities ..........................................       (520,008)       (894,308)     (1,297,738)
   Proceeds from sale of investment securities .................................        817,019       1,587,087         737,499
   Deposits with Utilities .....................................................         (5,171)             --              --
   Purchase of Noncompete Agreements ...........................................       (300,000)             --              --
   Purchase of Goodwill ........................................................        (13,627)             --              --
                                                                                   ------------    ------------    ------------
        NET CASH (USED) BY
          INVESTING ACTIVITIES .................................................   $ (1,515,784)   $     77,432    $ (1,228,226)
                                                                                   ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from short-term notes ..............................................   $    322,620    $         --    $         --
   Payments on long-term debt ..................................................       (464,484)      1,000,000              --
   Proceeds from long-term debt ................................................         44,364              --              --
   Dividends paid ..............................................................       (266,607)       (252,754)       (253,431)
                                                                                   ------------    ------------    ------------
        NET CASH (USED) BY
          FINANCING ACTIVITIES .................................................   $   (364,107)   $    747,246    $   (253,431)
                                                                                   ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH
   AND EQUIVALENTS .............................................................     (1,888,207)   $  1,832,733    $   (391,415)

CASH AND EQUIVALENTS AT BEGINNING OF YEAR ......................................   $  2,192,946    $    360,213    $    751,628
                                                                                   ------------    ------------    ------------

CASH AND EQUIVALENTS AT END OF YEAR ............................................   $    304,739    $  2,192,946    $    360,213
                                                                                   ============    ============    ============

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
   Non-cash investing transactions included trading used equipment having a fair market value for new equipment, in addition to boot given ...................

   Fair value of used equipment given ..........................................   $     14,150    $     20,579    $      4,573
                                                                                   ============    ============    ============



The accompanying notes to financial statements are an integral part of these Consolidated Statements of Cash Flows.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                 (All except per share amounts are in thousands)



                                                                    June 30,
                                                      ---------------------------------
                                                         1996        1995        1994
                                                      ---------   ---------    --------
TOTAL ASSETS ......................................   $  16,178   $  15,091   $  13,247
                                                      =========   =========    =========
LONG-TERM OBLIGATIONS
    Notes Payable .................................   $     238   $     800   $      --
    Deferred income taxes .........................         380         323         296
    Dividends payable .............................          10           9          12
                                                      ---------   ---------    --------
        TOTAL LONG-TERM OBLIGATIONS ...............   $     628   $   1,132   $     308
                                                      =========   =========    =========
SALES - NET .......................................   $  22,477   $  17,480   $  17,036

COST OF GOODS SOLD ................................      17,887      13,914      13,708
                                                      ---------   ---------    --------
GROSS PROFIT ON SALES .............................   $   4,590   $   3,566   $   3,328

TOTAL EXPENSES ....................................       2,921       2,338       2,346
                                                      ---------   ---------    --------
OPERATING PROFIT ..................................   $   1,669   $   1,228   $     982

OTHER INCOME ......................................         174         247         143
                                                      ---------   ---------    --------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT
    OF A CHANGE IN ACCOUNTING PRINCIPLE ...........   $   1,843   $   1,475   $   1,125

PROVISION FOR INCOME TAXES ........................         694         548         410
                                                      ---------   ---------    --------
INCOME BEFORE CUMULATIVE EFFECT OF
    A CHANGE IN ACCOUNTING PRINCIPLE ..............   $   1,149   $     927   $     715

CUMULATIVE EFFECT ON PRIOR YEARS (TO JUNE 30, 1993)
    OF A CHANGE IN ACCOUNTING PRINCIPLE
        (NOTE 1g) .................................          --          --        (196)
                                                      ---------   ---------    --------
NET INCOME ........................................   $   1,149   $     927    $    519

EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT
    OF A CHANGE IN ACCOUNTING PRINCIPLE ...........   $    6.01   $    4.85    $   3.74
                                                      ---------   ---------    --------
CUMULATIVE EFFECT ON PRIOR YEARS (TO JUNE 30, 1993)
    OF A CHANGE IN ACCOUNTING PRINCIPLE ...........          --          --       (1.02)

EARNINGS PER SHARE - COMMON STOCK (191,284 shares
     in 1996; 191,284 shares in 1995; 191,284 shares
     in 1994) .....................................   $    6.01   $    4.85    $    2.72
                                                      =========   =========    =========
OPERATING  PROFIT  PER SHARE - COMMON  STOCK
     (191,284    shares in 1996;  191,284 shares in
     1995; 191,284 shares in 1994) ................   $    8.72   $    6.42    $    5.13
                                                      =========   =========    =========
DIVIDENDS PER SHARE - COMMON STOCK
     (191,284 shares in 1996;
     191,284 shares in 1995;
     191,284 in 1994) .............................   $    1.40   $    1.30    $    1.30
                                                      =========   =========    =========


The accompanying notes to financial statements are an integral part of this Selected Consolidated Financial Data.

                     BRYAN STEAM CORPORATION AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1996


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The Corporation manufactures boilers and boiler accessories at its Bryan Steam Corporation (Bryan Steam) plant in Peru, Indiana. Bryan Steam's wholly-owned subsidiary, Wendland Manufacturing Corp. (Wendland), operates a tank manufacturing facility in San Angelo, Texas. Wendland's wholly- owned subsidiary, Monticello Exchanger and Manufacturing Co. (Monticello),
   manufactures heat exchangers at is plant in Monticello, Indiana. The Corporation sells its products through independent sales representatives. North America is the principal market for the Corporation's products.

   1a. CASH AND CASH EQUIVALENTS

   For purposes of the statement of cash flows, cash equivalents include cash on hand, deposits in banks, certificates of deposit, money funds and all highly liquid debt instruments with original maturities of three months or less. The fair value of cash and cash equivalents, based on current market prices, is $304,739.

   1b. INVESTMENT SECURITIES

   Investment securities are valued at cost which approximates the market value. Based on current market prices, the fair value of investment securities is $1,599,622. Current gross unrealized gains and (losses) totaled $21,231 and $(38,163), respectively.

   1c. PROPERTY, PLANT & EQUIPMENT

   Property, plant and equipment are stated at cost. Depreciation of buildings, equipment, fixtures and vehicles is computed using the straight-line method over estimated useful lives.

   Estimated useful lives are:

                                                Years
                                               -------
         Buildings & improvements              10 - 40
         Machinery & equipment                      10
         Furniture & fixtures                   5 - 10
         Vehicles                               4 - 10

   Expenditures for equipment repair and maintenance and for replacements and renewals of portions of structures which are not considered as lengthening the life of the structures are expensed as incurred. Additions, replacements and renewals of equipment are capitalized.

   When property or equipment is retired, sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and gains and losses resulting from such transactions are reflected in income.

   1d. RESEARCH & DEVELOPMENT

   Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the years ended June 30, 1996, 1995, and 1994 were $92,063, $119,233, $113,956, respectively.

   1e. INVENTORY

   The  Corporation's  inventory  of raw  materials  is valued at lower of cost,
   using  the  FIFO  method,  or  market.   The  Corporation's   inventories  of
   work-in-process and finished goods are valued at cost per unit.

   1f. SUPPLEMENTAL INCOME INFORMATION

   The amounts of depreciation and maintenance are set forth in the statement of income. There were no management or service contract fees or royalties paid during the years ended June 30, 1996, 1995, and 1994. Advertising costs are expensed as incurred.

   1g. INCOME TAXES

   The Corporation adopted Statement of Financial Accounting Standards (SFAS) 109-"Accounting for Income Taxes", July 1, 1994. This Statement supersedes SFAS 96-"Accounting for Income Taxes". Deferred income taxes reflect the future federal and state tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.

   1h. PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements include the accounts of the Corporation and of its wholly owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

   1i. INDUSTRY SEGMENT

   During the year ended June 30, 1996, the Corporation operated exclusively in one industry segment, the manufacture of boilers, tanks, and heat exchangers.

   1j. FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. For most of its covered financial instruments, the Corporation's carrying value closely approximates the fair value of the financial instruments to the Corporation.

   1k. USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

2. INVENTORY

   Inventories are stated at the lower of cost or market. Cost approximates market. Such cost includes raw materials, direct labor, other direct costs and production overhead. The inventories are valued on the first-in, first-out (FIFO) method.

   Inventories at June 30 are as follows:

                                          1996            1995            1994
                                       ---------       ---------       ---------
Finished goods and
  work-in-process ..............      $1,136,608      $  843,503      $  953,843
Raw materials ..................       3,065,402       3,338,010       2,927,308
                                      ----------      ----------      ----------
  TOTAL ........................      $4,202,010      $4,181,513      $3,881,151
                                      ==========      ==========      ==========

3. INCOME TAXES

   As discussed in Note 1g, on July 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109-"Accounting for Income Taxes" (SFAS
   109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the Corporation used the Statement of Financial Accounting Standards No 96-"Accounting for Income Taxes" (SFAS 96) asset and liability approach for federal income tax that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. Under SFAS 109, in the year of adoption, previously reported results of operations for that year should be restated to reflect the effects of applying SFAS 109, and the cumulative effect of adoption on prior years' results of operations should be shown in the income statement in the year of change. The cumulative effect as of July 1, 1993 of the change was a deferred tax expense of $195,983, or $1.02 per share.

   This was a nonrecurring cumulative charge against current operations for financial reporting only. The adoption of this statement in the current year was mandatory under Generally Accepted Accounting Principles. The charge was a non-cash transaction which did not affect the Corporation from an operational standpoint.

   The Corporation and its subsidiary file separate income tax returns.

   The provision for income taxes consists of the following:

                                               For the years ended June 30,
                                        ----------------------------------------
                                           1996           1995           1994
                                        ---------      ---------      ---------
Current taxes
  Federal ........................      $ 483,412      $ 388,744      $ 329,986
  State ..........................        127,663        106,398         94,052
                                        ---------      ---------      ---------
    Total ........................      $ 611,075      $ 495,142      $ 424,038
                                        ---------      ---------      ---------
Deferred taxes
  Federal ........................      $  67,105      $  43,388      $ (11,703)
  State ..........................         15,436          9,960         (2,684)
                                        ---------      ---------      ---------
    Total ........................      $  82,541      $  53,348      $ (14,387)
                                        ---------      ---------      ---------
Provision (benefit) for
  income taxes ...................      $ 693,616      $ 548,490      $ 409,651
                                        =========      =========      =========

   Reconciliation of total provision for income tax with the expected provision obtained by applying statutory rates to pretax income:

                                               For the years ended June 30,
                                        ----------------------------------------
                                          1996           1995            1994
                                       ---------      ---------       ---------
Expected tax provision ..........      $ 606,802      $ 616,814       $ 470,282
Nondeductible expenses/
  (nontaxable income) ...........         86,814        (68,324)        (60,631)
Tax benefit of graduated
  rates used in the
  calculation of the
  deferred tax liability ........             --             --              --
                                       ---------      ---------       ---------
  Total Provision for
    Income Tax ..................      $ 693,616      $ 548,490       $ 409,651
                                       =========      =========       =========

   The sources of the temporary differences for deferred income taxes as of June 30, are summarized as follows:

                                     1996             1995              1994
                                -----------       -----------       -----------
    Depreciation .........      $   908,281       $   771,984       $   709,120
Pension ..................          272,434           126,909            66,293
Other ....................          (12,460)           (9,511)          (13,659)
                                -----------       -----------       -----------
  Total ..................      $ 1,168,255       $   889,382       $   761,754
                                ===========       ===========       ===========

Deferred Income
  Tax Liabilities ........      $   454,302       $   371,761       $   318,413
                                ===========       ===========       ===========

   Deferred tax liabilities (assets) are comprised of the following:

                                                For the years ended  June 30,
                                        ----------------------------------------
                                           1996           1995           1994
                                        ---------      ---------      ---------
Depreciation ......................     $ 379,661      $ 322,689      $ 296,412
Pension ...........................       113,877         53,048         27,710
                                        ---------      ---------      ---------
  Gross deferred tax
    liability .....................     $ 493,538      $ 375,737      $ 324,122
                                        ---------      ---------      ---------
Allowance for bad debts$ ..........        (5,208)     $  (3,976)     $  (2,667)
Net operating loss
  carryforward ....................       (34,028)            --             --
Capital loss carryforward .........            --             --         (3,042)
                                        ---------      ---------      ---------
  Gross deferred tax assets .......     $ (39,236)     $  (3,976)     $  (5,709)
                                        ---------      ---------      ---------
Deferred tax assets
  valuation allowance$ ............            --      $      --      $      --
                                        ---------      ---------      ---------
Deferred tax liabilities
  (assets) ........................     $ 454,302      $ 371,761      $ 318,413
                                        =========      =========      =========

4. PENSION PLANS

   The Corporation has non-contributory pension plans for substantially all employees at its Peru, Indiana facility. The initial pension plan was established on or about July 1, 1966. Plan assets consist of government and corporate bonds, mutual funds, guaranteed investment contracts, and cash equivalent investments. Pension benefits are based on taxable earnings and years of service. The Corporation's policy is to fund at least the minimum amounts required by Federal law and regulation.

   Pension expense includes the following components:

                                           1996           1995           1994
                                        ---------      ---------      ---------
Service cost - benefits
  earned during year ..............     $ 175,553      $ 214,930      $ 265,096
Interest cost on projected
  benefit obligation ..............       278,403        268,558        255,273
Actual return on assets ...........      (346,036)      (179,441)      (154,902)
Net of other components ...........       (42,720)      (164,893)      (129,419)
                                        ---------      ---------      ---------
Net periodic
  pension cost ....................     $  65,200      $ 139,154      $ 236,048
                                        =========      =========      =========

   The reconciliation of the funded status of the plans is as follows:

  Year Ended                                       6/30/96        6/30/95        6/30/94
                                                   -------        -------        -------
  Measurement Date                                 3/31/96        3/31/95        3/31/94
                                                   -------        -------        -------
Actuarial present value of benefit obligation:
  Vested benefit
    obligation ...............................   $(3,490,452)   $(2,605,779)   $(2,747,764)
                                                 -----------    -----------    -----------
  Accumulated benefit
    obligation ...............................   $(3,826,817)   $(2,858,294)   $(3,050,184)
                                                 -----------    -----------    -----------
  Projected benefit
    obligation ...............................   $(4,627,297)   $(3,427,845)   $(3,769,341)
  Plan assets at
    fair value ...............................     4,637,004      4,178,854      3,902,388
                                                 -----------    -----------    -----------
  Plan assets greater
    (less) than projected
    benefit obligation .......................   $     9,707    $   751,009    $   133,047
  Unrecognized net
    (gain) loss ..............................       536,257       (320,239)       267,438
  Prior service cost not yet
    recognized in net
    periodic pension cost ....................        31,533         33,697         35,861
  Unrecognized transition
    obligation (assets) ......................      (305,063)      (337,558)      (370,053)
                                                 -----------    -----------    -----------
  Prepaid (accrued)
    pension expense ..........................   $   272,434    $   126,909    $    66,293
                                                 ===========    ===========    ===========

   The assumptions used in determining pension expense and funded status information shown above were as follows:

                                           6/30/96     6/30/95     6/30/94
                                           -------     -------     -------
Discount rate ........................      7.00%        8.25     %   7.25%
Rate of salary
  progression ........................      4.00%        4.00     %   4.00%
Long-term rate of return
  on assets ..........................      7.00%        7.00     %   7.00%

   The discount rate for June 30, 1996 is based upon the Moody's AA Corporate Bond Index.

   The Net Periodic Pension Cost for the fiscal year ending June 30, 1994 has been revised to reflect a correction to the Projected Benefit Obligation. This correction, which decreased the Projected Benefit Obligation by $150,565 (from $3,919,906 to $3,769,341), reflects the plan's benefit formula being a "career-average formula". SFAS 87 requires "career average" plans to use unit credit as the last method.

   Contributions to a union sponsored defined contribution pension plan for years ended June 30, 1996, 1995, and 1994 were $171,238, $131,323, and
   $98,477, respectively. This plan covers all bargaining unit employees. This plan is not administered by the Corporation and contributions are determined in accordance with provisions of a negotiated labor contract.

   The Corporation maintains a defined contribution money-purchase plan for qualified employees at its San Angelo, Texas facility. The Corporation's contribution to this retirement plan is determined by the voluntary contributions made by the employees. The Corporation matches employee contributions up to 3% of the individual employee's earnings. During the year ended June 30, 1996, the Corporation incurred expenses of $16,652 for this retirement plan, all of which was charged to operations.

5. PLANT, PROPERTY & EQUIPMENT
                                                       June 30,
                                      ----------------------------------------
                                          1996           1995           1994
                                      ----------    -----------    -----------
Land - Peru, Indiana .............   $   183,526    $    54,676    $    54,676
  Buildings ......................     2,883,870      2,486,135      2,459,303
  Machinery & Equipment ..........     3,131,250      2,432,653      1,965,170
  Patterns - Hoppes ..............        30,000         30,000         30,000
  Furniture & fixtures ...........       958,293        774,841        798,622
  Vehicles .......................       311,718        288,843        274,789
                                      ----------    -----------    -----------
                                     $ 7,498,657    $ 6,067,148    $ 5,582,560
    Less:  Accumulated
    Depreciation .................    (2,930,437)    (2,542,731)    (2,289,117)
                                      ----------    -----------    -----------
  TOTAL...........................    $4,568,220    $ 3,524,417    $ 3,293,443
                                      ==========    ===========    ===========

6. CONTINGENT LIABILITIES

   The Corporation is involved in litigation arising from the normal course of business. In the opinion of management, based on advice of legal counsel, this litigation will not have any material adverse effect on the financial position of the Corporation.

7. RELATED PARTY TRANSACTIONS

   The Corporation paid approximately $553,956 in the fiscal year 1996 to cover premiums for various property, casualty, and workers compensation insurance policies on which an insurance agency owned by G. N. Summers, a director of the Corporation, received commissions. A $26,067 refund was received by the Corporation as a result of a periodic payroll audit to determine the correct workers compensation premium, based on actual wages and salaries paid. There are no other reportable related party transactions between the Corporation and its directors, executive officers, 5% beneficial shareholders or immediate family members of the foregoing persons.

   The Corporation paid freight charges totaling $68,480 to Western Express, of which the president of Wendland Manufacturing Corp. Is an officer and owner.

8. INTANGIBLES

   Amortization is recorded under the "straight line method." Goodwill and noncompete agreements are being amortized over five years. Expenditures to acquire a patent are capitalized and amortized over 17 years.

9. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

   In 1990, the Corporation adopted Statement of Financial Accounting Standard No. 105 which requires disclosure of information about financial instruments with off-balance sheet risk and about concentrations of credit risk for all financial instruments.

   OFF-BALANCE SHEET RISK

   As of June 30, 1996, the Corporation had no significant off-balance sheet risk.

   CONCENTRATIONS OF CREDIT RISK

   Financial   instruments   which   potentially   subject  the  Corporation  to
   significant concentrations of credit risk consist principally of temporary cash investments and trade receivables.

   The Corporation places its cash and temporary investments with various high quality financial institutions. Cash accounts, on deposit at a local bank, sometimes exceeded the $100,000 limit established by the Federal Deposit Insurance Corporation. The Corporation maintains accounts with several stock brokerage firms. The accounts contain cash and various securities. Cash balances, which are generally not significant, are insured up to $100,000 by the Securities Investor Protection Corporation (SIPC). Investment securities balances, as reported in the balance sheet, are insured by SIPC up to various limits, depending on the brokerage firm.

   Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Corporation's customer base, and their dispersion across many different industries and geographical areas. No individual customer balance exceeded 10% of the Corporation's trade receivables at the balance sheet date.

   In management's opinion, as of June 30, 1996, the Corporation had no other significant concentrations of credit risk.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying values and fair market values for the Corporation's financial instruments are as follows:
                                             June 30, 1996
                                        ----------------------
                                          Carrying     Fair
                                           Value       Value
                                         ---------   ---------
   Cash and Cash Equivalents           $   304,739     304,739
   Investment Securities...              1,616,554   1,599,622
   Accounts Receivable.....              4,793,663   4,793,663
   Noncompete Agreements...                240,000     240,000
   Deposits with Utilities.                  5,171       5,171
   Accounts Payable........                553,079     553,079
   Accrued Expenses........              1,168,974   1,168,974
   Note Payable
     First of America......                550,304     513,372
   Note Payable
      Line of Credit.......                300,000     300,000
   Note Payable
     Laframboise...........                 29,576      27,881
   Notes Payable - Others..                 22,620      22,620
   Dividends Payable.......                 10,016      10,016

 The fair value of investment securities is an estimate based on quoted market prices. The fair value of long-term debt is based on current rates at which the Corporation could borrow funds with similar remaining maturities.

11.  OPERATING LEASES

     The Corporation has entered into noncancelable operating leases for a vehicle and for items of office equipment. The Corporation makes monthly payments of $347 for the vehicle and quarterly payments of $127 for office equipment. Remaining minimum lease payments, by year, are as follows:

               Year Ended June 30,
                     1997                  $ 4,650
                     1998                    3,634
                     1999                      508
                     2000                      381
                                           -------
                     TOTAL                 $ 9,173
                                           =======

12.    ACCOUNTS RECEIVABLE

       Accounts receivable consist of the following:

                                               June 30,
                             ---------------------------------------------
                                1996             1995             1994
                             ----------       ----------       ----------
     Trade Receivables       $4,774,684       $3,012,285       $2,738,272
     Other Receivables           31,439           49,080           48,131
     Allowance for
         Doubtful Accts.        (12,460)          (9,511)          (6,382)
                             ----------       ----------       ----------
                             $4,793,663       $3,051,854       $2,780,021
                             ==========       ==========       ==========

13.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                            June 30,
                            ---------------------------------------
                              1996           1995            1994
                            ---------      ---------      ---------
Organization
   Expense ...........      $   5,000      $   5,000      $      --
Noncompetition
   Agreements ........        300,000        100,000        100,000
Patents ..............          9,214          9,214          9,214
Goodwill - Wendland...         13,627             --             --
Goodwill - Hoppes ....         10,000         10,000         10,000
                            ---------      ---------      ---------
                            $ 337,841      $ 124,214      $ 119,214
Less:
   Accumulated
      Amortization...          69,783        103,516        (93,474)
                            ---------      ---------      ---------
                            $ 268,058      $  20,698      $  25,740
                            =========      =========      =========

14.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                           June 30,
                          ----------------------------------------
                             1996           1995           1994
                          ----------     ----------     ----------
Commissions .........     $  621,882     $  694,809     $  629,359
County Property Taxes        224,006        226,651        218,117
Interest ............          2,156             --             --
Payroll .............        125,784         39,402         10,920
Pension & 401(k) ....         23,051             --             --
Payroll Taxes &
   Withholdings .....        129,351         65,963         92,202
Other ...............            861             --             --
Vacation & Sick Pay .         41,883             --             --
                          ----------     ----------     ----------
                          $1,168,974     $1,026,825     $  950,598
                          ==========     ==========     ==========

15.  LONG-TERM DEBT

     Long-term debt consists of the following:

     Note payable to First of America Bank, in annual installments of $200,000. Principal and interest are currently being made in monthly installments of $30,000, at management's discretion. Interest is paid quarterly at the prime rate determined by the highest base rate on corporate loans at large banks as indicated in the Money Rate section of the Wall Street Journal.

     Note is collateralized by accounts receivable.              $550,304

     Note payable to Robert Laframboise Mechanical
     Limited in annual installments of $20,167 (Canadian),
     without interest.  This note is unsecured.                    29,576
                                                                 --------
         Total                                                   $579,880
                                                                 ========

     Maturities of long-term debt are as follows:

             Year Ending
              June 30                     Amount
             -----------                 --------
                1997                     $341,673
                1998                      238,207
                1999                           --
                2000                           --
                2001                           --
              Thereafter                       --
                                         --------
                             TOTAL       $579,880
                                         ========

16.  OTHER COMMITMENTS

     The Corporation has $200,000 available on its $500,000 line of credit from First of America Bank. Outstanding advances at June 30, 1996 totaled $300,000. The line of credit expires October 31, 1996.

     At June 30, 1996, the Monticello subsidiary was indebted to Weldstar for a rental purchase agreement collateralized by a welder. The note bears interest at 12% and is payable in monthly installments of $413 (including principal and interest) through January 18, 1997.

     At June 30, 1996, the Monticello subsidiary was indebted to Norwest Bank in the amount of $20,000 on a $100,000 revolving commercial plan. This obligation was collateralized by a security interest in the Monticello subsidiary's inventory, equipment, accounts receivable and intangibles. Norwest Bank also holds an unsecured guaranty by Bryan Steam Corporation on this obligation. The outstanding balance is due December 31, 1996 with interest at a current rate of 9.25% due monthly beginning July 30, 1996.

     Production employees at the Corporation's Peru, Indiana facility are covered by a collective bargaining agreement which will expire in May, 1998.

17.  BUSINESS COMBINATIONS

     On July 3, 1995, Wendland Manufacturing Corp. (Wendland), the Corporation's wholly-owned subsidiary, acquired substantially all the tank manufacturing business assets of a Texas corporation for $1,115,000. Results of operations from July 3, 1995 through June 30, 1996 are included in this report.

     Wendland also acquired substantially all the heat exchanger manufacturing business assets of an Indiana corporation on December 6, 1995 for $215,000. Wendland operated this business as a division from acquisition through June 30, 1996.

     On March 15, 1996, Wendland exchanged $447,952 of the net assets of the heat exchanger manufacturing business for 100% of the outstanding common stock of its wholly-owned subsidiary, Monticello Exchanger and Manufacturing Co. (Monticello). Monticello's results of operations from March 15 through June 30, 1996 are included in this report.

18.   COMPARATIVE STATEMENT OF CASH FLOWS

     RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
     BY OPERATING ACTIVITIES
                                                      June 30,
                                  ---------------------------------------------
                                      1996             1995             1994
                                  -----------      -----------      -----------
CASH FLOWS FROM
   OPERATING ACTIVITIES
Net Income ..................     $ 1,148,934      $   927,141      $   519,442
   Non-Cash Items
      Included in Net Income:
   Cumulative effect of
      accounting change .....              --               --          195,983
   Amortization .............          66,267           10,042           20,542
   Depreciation .............         447,072          366,388          342,580
   Bond premium
      amortization ..........          13,250               --               --
   (Gain) loss on disposal
      of equipment ..........           3,121           17,985           16,843
   (Gain) loss on sale
      of securities .........           1,589           11,928            6,736
   Deferred Income Taxes ....          82,541           53,348          (14,387)
Changes in:
   Accounts Receivable ......      (1,741,809)        (271,836)          46,848
   Inventory ................         (20,497)        (300,362)         116,663
   Prepaid Income Taxes .....         (84,414)         170,014         (170,014)
   Prepaid Expense ..........        (144,344)         (87,156)         114,116
   Other Assets .............              --           (5,000)              --
   Accounts Payable -
      Trade .................         233,007          (86,795)         156,265
   Accrued Expenses .........         142,150          202,358         (261,375)
   Accrued Income Taxes .....        (155,183)              --               --
                                  -----------      -----------      -----------
      NET CASH PROVIDED
      (USED) BY OPERATING
      ACTIVITIES ............     $    (8,316)     $ 1,008,055      $ 1,090,242
                                  ===========      ===========      ===========


19.  INVESTMENT SECURITIES

     On July 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115 - "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The Corporation's policy has been, historically, to classify its investment securities as current assets, even though management has set a precedent, evidencing its intent, by holding its investment securities to maturity. The Corporation considers none of its investment securities to be, or to have been, available-for-sale or trading securities. Investment securities held to maturity, which do not have either a single or defined maturity date, have been allocated to the "maturing within one year" maturity grouping.

     The following is a summary of investment securities classified as held to maturity:

                                              June 30, 1996               June 30, 1995
                                       -------------------------     -------------------------
                                          Fair         Amortized        Fair        Amortized
                                          Value           Cost          Value          Cost
                                       ----------     ----------     ----------     ----------
Equity Securities ................     $   71,629     $   68,176     $       --     $       --
U.S. Government obligations ......             --             --             --             --
Obligations of individual states
    and political subdivisions ...      1,274,581      1,299,298      1,544,682      1,600,373
Obligations of foreign governments             --             --             --             --
Corporate obligations ............         73,500         75,000             --             --
Mortgage-backed securities .......         25,000         26,000             --             --
Other ............................        154,912        148,080        342,612        328,031
                                       ----------     ----------     ----------     ----------
                                       $1,599,622     $1,616,554     $1,887,294     $1,928,404
                                       ==========     ==========     ==========     ==========

     At June 30, 1996, investment in debt securities, classified as held to maturity, mature as follows:

                                                             Maturity
                                     -------------------------------------------------------
                                         Within                                      After
                                         1 year      1-5 years      5-10 years     10 years
                                     ----------     ----------     ----------     ----------
Obligations of individual states
   and political subdivisions         1,022,911        149,702         10,915        115,700
Corporate obligations                        --             --             --         75,000
Other                                   148,080             --             --             --
                                     ----------     ----------     ----------     ----------
                                     $1,170,991     $  149,702     $   10,915     $  190,700
                                     ==========     ==========     ==========     ==========


The following is a summary of gross unrealized holding gains and losses for investment securities classified as held to maturity:


                                            June 30, 1996         June 30, 1995
                                       --------------------   ----------------------
                                         Fair     Amortized    Fair        Amortized
                                         Value      Cost       Value         Cost
                                       -------    ---------   --------     ---------
Equity Securities ................     $ 4,867      $1,414    $     --     $    --
U.S. Government obligations ......          --          --          --          --
Obligations of individual states
    and political subdivisions ...       9,532      34,249      61,278       5,588
Obligations of foreign governments          --          --          --          --
Corporate obligations ............          --       1,500          --          --
Mortgage-backed securities .......          --       1,000          --          --
Other ............................       6,832          --       1,294      15,874
                                       -------     -------     -------     -------
                                       $21,231     $38,163     $62,572     $21,462
                                       =======     =======     =======     =======



Realized   gains  and  losses   were   determined   on  the  basis  of  specific
identification during the years ended June 30, 1996 and 1995. Gross proceeds and gross realized gains and losses on securities classified as held to maturity were:
                                                   June 30,
                                          -------------------------
                                             1996           1995
                                          ----------     ----------
Sale proceeds                             $  386,698     $1,224,458
                                          ==========     ==========
Redemption proceeds                       $   29,844     $   13,000
                                          ==========     ==========
Amortized cost of sales & redemptions     $  686,734     $1,342,530
                                          ==========     ==========
Gross realized gains                      $    7,245     $   11,981
                                          ==========     ==========
Gross realized losses                     $    8,834     $       53
                                          ==========     ==========

The Corporation sold investment securities during the current fiscal year and used the proceeds to purchase the business assets of Monticello Tank Company.

The Corporation sold investment securities during the fiscal year ended June 30, 1995 and purchased a U.S. Treasury Money Fund having a higher current yield. Redemption proceeds from municipal bond maturities were subsequently invested in similar municipal bonds.