Form 10KSB, Exhibit 13
period 1997-06-30
BRYAN STEAM CORP
filed 1997-09-23
CIK 14971

[cover page has design down left margin]





                                      Bryan
                                      Steam
                                   Corporation








                                 Annual Report
                            Year ended June 30, 1997

To Our Shareholders:


The enclosed annual report shows the financial condition of our Company as of June 30, 1997 and the results of operations for the past three years. The past fiscal year came to a successful completion.

Overall sales as well as profits were up from the preceding year and reached the highest level in our Company's history. Sales were up approximately 17% and profits were up approximately 40%.

Our ongoing aggressive advertising and marketing campaign, along with our superb representative organization, contributed primarily to this excellent increase. We continue to concentrate our efforts in these areas as well as to enhance our assistance to the representative organization.

Our backlog remains strong, but is expected to decline slightly in the second quarter. This anticipated decline is primarily due to the cyclic nature of our industry. We feel confident that the third and fourth quarters will show increases as in past years.

Our directors have declared a dividend of $2.00 per share, a $0.50 per share increase over that paid in 1996. This dividend is payable on September 15, 1997 to shareholders of record August 29, 1997. Your check is enclosed. Attached is a notice of the Annual Meeting of Shareholders to be held on October 2, 1997 together with a proxy and a proxy statement.

If you cannot be present at the shareholders' meeting, we would appreciate your signing and returning the proxy immediately.



/s/ H. Jesse McVay
H. Jesse McVay
President

Enclosures:       Notice of Annual Meeting of Shareholders
                  Proxy Form
                  Proxy Statement
                  Dividend Check

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations

         The Company's consolidated net income for the year ended June 30, 1997 was $1,609,015, compared to $1,148,934 and $927,141 for the years ended June 30, 1996 and 1995, respectively. The Company's earnings per share totaled $8.41 for the year ended June 30, 1997, compared to $6.01 and $4.85 for the years ended June 30, 1996 and 1995, respectively. The increase in net income of $460,081, or 40%, was primarily attributable to Bryan Boilers' operations, which had net income of $1,614,268 for the year ended June 30, 1997. Wendland also generated net income of approximately $117,140 for the year ended June 30, 1997. MEMCO generated a loss of $121,905 through June 30, 1997. Operating profit totaled $2,346,494, or 8.94% of sales, in 1997 compared to $1,668,590, or 7.42% of sales, and $1,228,360, or 7.03% of sales, in 1996 and 1995, respectively. Please note that the addition of the income and losses of the three companies does not necessarily add up to the Company's consolidated after-tax profit because of tax considerations from the losses at MEMCO.

         The Company's combined sales income of $26,232,883 for the year ended June 30, 1997 represents an increase of approximately 16.71% over the sales income of $22,476,628 for the year ended June 30, 1996. The increase in sales for 1997 as compared to 1996 is primarily attributable to two factors: (I) the addition of approximately $1,000,000 in sales by MEMCO in 1997, and (ii) increased sales by Bryan Boilers in 1997 of approximately $2,800,000 over its sales in 1996. The increase in sales by Bryan Boilers was primarily due to the acceptance by the industry of Bryan's large water tube boilers and a very aggressive sales campaign by Bryan Boilers and its sales representatives. Competition in Bryan Boilers' small water tube boiler market remains very intense. However, internal concerns of some competitors seem to have mitigated this competitive situation somewhat. During the year ended June 30, 1997, Bryan Boilers found that it was not necessary to give as large discounts as often as it had in the past. Bryan Boilers had no price increase during the fiscal year 1997. However, a price increase of approximately 3% was placed in effect on September 1, 1997.

         Wendland Manufacturing Corporation maintained its price structure, which increased its cost of goods sold by an amount reflecting the increased cost of material and labor.

         MEMCO, still on the learning curve, had no direct increase in pricing during fiscal 1997.

         The Company's cost of goods sold for the year ended June 30, 1997 was $20,212,160, compared to $17,887,043 and $13,913,906 for the years ended June
30, 1996 and 1995, respectively. The Company's cost of goods sold as a percentage of sales was 77.05% in 1997, which decreased when compared to 79.58% in 1996. Management believes that the decrease in cost of goods sold reflects management's efforts to control materials costs and to sustain labor efficiency, efforts which management will continue in fiscal year 1998. As reported last year, Bryan Boilers negotiated a new collective bargaining agreement in May, 1995, which runs through May, 1998. This collective bargaining agreement provides for an increase in wages for Bryan Boilers' bargaining unit of 3.5% in each of the years covered by the contract.

         Total expenses for the year ended June 30, 1997 totaled $3,674,229, compared to $2,920,995 for the year ended June 30, 1996. Total expenses for the year ended June 30, 1997 were approximately 14% of sales, as compared to 13% for the year ended June 30, 1996.

         Total other income totaled $234,474 in 1997 compared to $173,960 and $247,271 in 1996 and 1995, respectively. The increase in other income in 1997 over 1996 resulted primarily from an increase in Interest and dividend income and an increase in Freight income, which was offset somewhat by a decrease in Other income and expense. Interest and dividend income increased by approximately $55,000 over this same period in 1996, and is approximately equal to 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Financial Condition

         The Company's total assets at June 30, 1997 were $17.2 million compared to $16.2 million and $15.1 million at June 30, 1996 and 1995, respectively. The increase in total assets resulted primarily from the approximately $1 million increase in property, plant and equipment. The majority of this $1 million is attributable to Bryan Boilers in the form of a building addition during 1997. Total current liabilities at June 30, 1997 were approximately $2.4 million, which compares favorably to the $2.5 million and $1.6 million at June 30, 1996 and 1995, respectively. The Company's net worth at June 30, 1997 was $14.4 million, compared to $13.1 million and $12.2 million at June 30, 1996 and 1995, respectively.

Liquidity and Capital Resources

         Total cash and cash equivalents and investments at June 30, 1997 were $1,835,565, compared to $1,921,293 and $4,121,350 at June 30, 1996 and 1995,
respectively. This minor decrease in the Company's liquid assets in 1997 resulted primarily from the increase in inventory between 1997 and 1996, the retirement of short and long term debt, and the construction of the manufacturing addition at Bryan Boilers. The combined working capital ratio of current assets to current liabilities was 4.67:1 at June 30, 1997, compared to 4.61:1 and 7.07:1 at June 30, 1996 and 1995, respectively. Management estimates that capital expenditures for fiscal 1998 will total approximately $600,000. There is no major item included in this estimation. Management anticipates that internal sources of funds will be adequate to cover the planned capital expenditures.

General

         Management considers Bryan Boilers' performance for the last fiscal year to be excellent considering the competitive nature of this industry.
Management considers the performance of Wendland Manufacturing to be very satisfactory, considering the regionality of its markets. Management considers the MEMCO performance to be satisfactory. We do believe that MEMCO (still a start-up company) will still struggle in the year ahead, but start to show a profit during fiscal 1999.

         Although the Company may in the future consider possible acquisitions, it is not currently pursuing any. Management intends to continue to emphasize growth and profitability in the coming year by continuing to increase the progress we've made in quality, customer service and cost containment.

                             OFFICERS AND DIRECTORS

                        Present Positions
                      and Offices with the            Principal Occupation
       Name                  Company                     or Employments
--------------------  ---------------------------   ----------------------------
Albert J. Bishop       Chairman of the Board,        Chairman of the Board
                       Director and member of the
                       Executive Committee

H. Jesse McVay         President, General Manager,   President of the Company
                       Director

Kurt J. Krauskopf      Corporate Secretary           Secretary of the Company

Paul D. Donaldson      Treasurer                     Treasurer of the Company

Harold V. Koch         Director                      Chairman Emeritus
                                                       of the Board

G. N. Summers          Director                      Owner of Saine-Summers
                                                       Insurance Agency

Jack B. Jackson        Director                      Retired community bank
                                                       Chairman, Peru office,
                                                       First of America Bank -
                                                       Indiana

James R. Lockhart, Jr. Director                      Vice President & General
                                                       Manager of Residential
                                                       Business Development for
                                                       GAF Materials Corp.

Bryan D. Herd          Director                      Design consultant,
                                                       Partridge Home
                                                       Furnishings

                             ADDITIONAL INFORMATION


         There are approximately 1,047 record holders of the Company's shares of common stock. There is no established trading market for the Company's shares and the Company is not normally informed of the terms of transactions in its shares.

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

  QUARTER ENDED                         HIGH ASK              LOW BID

September 30, 1995                       49 1/2               42 1/4
December 31, 1995                        49 1/4               42 1/4
March 31, 1996                             45                   33
June 30, 1996                              47                   35
September 30, 1996                         47                   37
December 31, 1996                          38                   38
March 31, 1997                           39 1/2               39 1/4
June 30, 1997                              50                   47

   The Company has paid dividends for the last several years on an annual basis. The annual dividends per share paid during its 1997 and 1996 fiscal years and the dates of payment are:

                               $1.50        September 13, 1996
                               $1.40        September 15, 1995

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

                                   THIS PAGE
                                 INTENTIONALLY
                                   LEFT BLANK

                         [CASSEN COMPANY LLC LETTERHEAD]


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To:      The Board of Directors and Stockholders
         of Bryan Steam Corporation

     We have audited the accompanying consolidated balance sheets of Bryan Steam Corporation (a New Mexico Corporation) and subsidiary as of June 30, 1997, 1996, and 1995, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bryan Steam Corporation and subsidiary as of June 30, 1997, 1996, and 1995, and the results of their consolidated operations, consolidated retained earnings and consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

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


/s/ Cassen Company LLC
CASSEN COMPANY LLC
Indianapolis, Indiana
July 25, 1997

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                                         June 30,
                                                                        1997               1996               1995
                                                                    -------------     ---------------    ---------

SALES................................................             $ 26,232,883       $  22,476,628       $17,480,290
                                                                    ----------          ----------        ----------

COST OF GOODS SOLD
   Inventory - Beginning.............................             $  4,202,010       $   4,181,513       $ 3,881,151
   Purchases & Freight...............................               11,530,216          10,178,216         8,173,090
   Labor.............................................                5,436,966           4,581,203         3,535,022
   Other Costs.......................................                3,522,171           3,148,121         2,506,156
                                                                   -----------         -----------       -----------
        TOTAL........................................             $ 24,691,363       $  22,089,053       $18,095,419
   Less: Inventory - Ending..........................                4,479,203           4,202,010         4,181,513
                                                                   -----------         -----------       -----------
     COST OF GOODS SOLD..............................             $ 20,212,160       $  17,887,043       $13,913,906
                                                                   -----------          ----------        ----------

GROSS PROFIT ON SALES................................             $  6,020,723       $   4,589,585       $  3,566,384
                                                                   -----------         -----------        -----------

EXPENSES
   Salaries & Wages - Officers.......................             $    244,015       $     278,261       $   174,280
   Salaries & Wages - Other..........................                  910,276             772,170           554,145
   Depreciation Expense..............................                  207,935             119,184           105,375
   Pension Plan......................................                  268,658             115,523           119,204
   Taxes - Payroll & Local...........................                  166,422             117,387            72,713
   Provision for Bad Debts...........................                       77              15,207            20,564
   Repairs & Maintenance.............................                  130,564              78,141            41,461
   General & Administrative..........................                1,746,282           1,425,122         1,250,282
                                                                   -----------         -----------        ----------
     TOTAL EXPENSES..................................             $  3,674,229       $   2,920,995       $ 2,338,024
                                                                   -----------         -----------        ----------

OPERATING PROFIT.....................................             $  2,346,494       $   1,668,590       $ 1,228,360
                                                                    ----------         -----------        ----------

OTHER INCOME (LOSS)
   Interest and Dividend Income......................             $    158,675       $     103,984       $   157,871
   Interest Expense..................................                  (88,281)            (82,830)          --
   Net gain (loss) on investment securities..........                   (3,872)             (1,589)           11,928
   Frieght Income....................................                  115,599              86,613           --
   Other Income and expense..........................                   52,353              67,782            77,472
                                                                   -----------        ------------       -----------
     TOTAL OTHER INCOME..............................             $    234,474       $     173,960       $   247,271
                                                                   -----------         -----------        ----------

INCOME BEFORE INCOME TAXES ..........................             $  2,580,968       $   1,842,550       $ 1,475,631

PROVISION FOR INCOME TAXES...........................                  971,953             693,616           548,490
                                                                   -----------        ------------        ----------

NET INCOME ..........................................             $  1,609,015       $   1,148,934       $   927,141
                                                                    ==========         ===========        ==========

EARNINGS PER SHARE...................................             $       8.41       $        6.01       $      4.85
                                                                   ===========        ============        ==========







The accompanying notes to financial statements are an integral part of these Consolidated Statements of Income.

                         CONSOLIDATED BALANCE SHEETS


                                                                                                        June 30,
               ASSETS                                                   1997               1996               1995
                                                                    ------------      ---------------    ---------

CURRENT ASSETS
   Cash & Cash Equivalents...........................             $    368,879       $     304,739       $ 2,192,946
   Investment Securities.............................                1,466,686           1,616,554         1,928,404
   Accounts Receivable, Net..........................                4,814,745           4,793,663         3,051,854
   Inventory.........................................                4,479,203           4,202,010         4,181,513
   Prepaid Federal Income Taxes......................                   27,528              84,414            - -
   Prepaid Expenses..................................                  282,644             335,183           190,839
                                                                  ------------        ------------       -----------
     TOTAL CURRENT ASSETS............................             $ 11,439,685       $  11,336,563       $11,545,556
                                                                    ----------          ----------        ----------

PROPERTY, PLANT & EQUIPMENT
   (Cost, less accumulated depreciation).............             $  5,576,122       $   4,568,220       $ 3,524,417
                                                                   -----------          ----------        ----------

OTHER ASSETS
   Intangible Assets, Net............................             $    201,791       $     268,058       $    20,698
   Deposits..........................................                    5,171               5,171               - -
                                                                  -------------      -------------       -----------
     TOTAL OTHER ASSETS..............................             $    206,962       $     273,229       $    20,698
                                                                   -----------        ------------        ----------

TOTAL ASSETS.........................................             $ 17,222,769       $  16,178,012       $15,090,671
                                                                    ==========          ==========        ==========

        LIABILITIES & NET WORTH

CURRENT LIABILITIES
   Accounts Payable - Trade..........................             $    851,512       $     553,079       $   320,072
   Capital Lease Obligations.........................                    8,632              - -               - -
   Line of Credit - Norwest Bank.....................                   45,400              20,000            - -
   Notes Payable.....................................                   - -                302,620            - -
   Accrued Liabilities...............................                1,427,492           1,168,974         1,026,825
   Current Portion of Long-term Debt.................                   24,300             341,673           200,000
   Federal Income Taxes Payable......................                   - -                - -               118,730
   State Income Taxes Payable........................                    4,837             - -                36,453
   Deferred Federal Income Tax.......................                   70,071              60,678            39,915
   Deferred State Income Tax.........................                   16,085              13,963             9,157
                                                                  ------------        ------------       -----------
     TOTAL CURRENT LIABILITIES.......................             $  2,448,329       $   2,460,987       $ 1,751,152
                                                                    ----------          ----------        ----------

LONG-TERM LIABILITIES
   Capital Lease Obligations.........................             $     45,272       $     - -           $   - -
   Long-term Debt....................................                   44,968             238,207           800,000
   Deferred Federal Income Tax.......................                  229,926             308,816           262,474
   Deferred State Income Tax.........................                   50,609              70,845            60,215
   Dividends Payable.................................                   11,834              10,016             8,863
                                                                  ------------        ------------       -----------
     TOTAL LONG-TERM LIABILITIES.....................             $    382,609       $     627,884       $ 1,131,552
                                                                   -----------         -----------        ----------

NET WORTH
   Common Capital Stock, Without Par Value,
     200,000 Shares - Authorized & Issued............             $    810,272       $     810,272       $   810,272
   Retained Earnings.................................               13,610,286          12,307,596        11,426,422
   Treasury Stock, at cost, 8,716 Shares.............                  (28,727)            (28,727)          (28,727)
                                                                   ------------        ------------      ------------
     TOTAL NET WORTH.................................             $ 14,391,831       $  13,089,141       $12,207,967
                                                                    ----------          ----------        ----------

TOTAL LIABILITIES AND NET WORTH......................             $ 17,222,769       $  16,178,012       $15,090,671
                                                                    ==========          ==========        ==========







The accompanying notes to financial statements are an integral part of these Consolidated Balance Sheets.

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                                                                         June 30,
                                                                        1997               1996               1995
                                                                    -------------     ---------------    ---------
BALANCE AT BEGINNING OF YEAR.........................              $12,307,596         $11,426,422       $10,749,269
   Net Income........................................                1,609,015           1,148,934           927,141
   Dividends Paid....................................                 (286,885)           (267,760)         (249,988)
   Adjustment to Prior Year Income Tax Expense.......                  (19,440)            - -                - -
                                                                 --------------        -----------       -----------
BALANCE AT END OF YEAR...............................              $13,610,286         $12,307,596       $11,426,422

The accompanying notes to financial statements are an integral part of these Consolidated Statements of Retained Earnings.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                        June 30,
                                                                        1997               1996               1995
                                                                    -------------     ---------------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers......................             $ 26,392,669       $  20,876,838       $17,310,182
   Cash paid to suppliers and employees..............              (22,990,668)        (20,083,591)      (16,254,730)
   Interest and dividends received...................                  158,675             129,783           155,422
   Interest paid.....................................                  (90,437)            (80,674)           (3,819)
   Income taxes paid.................................               (1,017,281)           (850,672)         (199,000)
                                                                  ------------       -------------       -----------
        NET CASH PROVIDED (USED) BY
          OPERATING ACTIVITIES.......................             $  2,452,958       $        (8,316)    $ 1,008,055
                                                                  ------------       -------------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of plant and equipment .................             $ (1,466,181)      $  (1,493,997)      $  (615,347)
   Proceeds from sale of plant & equipment...........                    5,346              - -               - -
   Purchases of investment securities................                 (222,916)           (520,008)         (894,308)
   Proceeds from sale of investment securities.......                  368,912             817,019         1,587,087
   Deposits with Utilities...........................                   - -                 (5,171)           - -
   Purchase of Noncompete Agreements.................                   - -               (300,000)           - -
   Purchase of Goodwill..............................                   - -                (13,627)           - -
                                                                   ------------        ------------         ------------
        NET CASH PROVIDED (USED) BY
          INVESTING ACTIVITIES.......................             $ (1,314,839)      $  (1,515,784)      $    77,432
                                                                   ------------        ------------         ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from short-term borrowings...............             $     - -          $     322,620       $   - -
   Principal payments on short-term borrowings.......                 (277,220)             - -              - -
   Principal payments on capital lease obligations...                   (1,080)             - -              - -
   Principal payments on long-term debt..............                 (566,612)           (464,484)
   Proceeds from long-term debt......................                   56,000              44,364         1,000,000
   Dividends paid....................................                 (285,067)           (266,607)         (252,754)
                                                                  ------------       -------------       -----------
        NET CASH PROVIDED (USED) BY
          FINANCING ACTIVITIES.......................             $ (1,073,979)      $    (364,107)      $    747,246
                                                                  ------------       -------------       -----------

NET INCREASE (DECREASE) IN CASH
   AND EQUIVALENTS...................................             $     64,140       $  (1,888,207)       $1,832,733

CASH AND EQUIVALENTS AT BEGINNING OF YEAR............             $    304,739       $   2,192,946        $  360,213
                                                                  ------------       -------------       -----------

CASH AND EQUIVALENTS AT END OF YEAR..................             $    368,879       $     304,739        $2,192,946
                                                                   ===========        ============        ===========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
   Non-cash investing transactions included trading used equipment having a fair market value for new equipment, in addition to boot given, and the recording of capital lease obligations.

   Fair value of used equipment given................             $        - -        $     14,150        $   20,579
                                                                   ===========         ===========         =========

   Capital lease obligations recorded................             $     54,984        $        - -        $      - -
                                                                   ===========         ===========         =========


The accompanying notes to financial statements are an integral part of these Consolidated Statements of Cash Flows.

                      SELECTED CONSOLIDATED FINANCIAL DATA


                 (All except per share amounts are in thousands)



                                                                      Year Ended June 30,
                                                                  1997       1996       1995
                                                                --------   --------   --------
TOTAL ASSETS                                                    $ 17,223   $ 16,178   $ 15,091
                                                                ========   ========   ========

LONG-TERM OBLIGATIONS
    Capital lease obligations                                   $     45   $     --   $     --
    Long-term debt                                                    45        238        800
    Deferred income taxes                                            281        380        323
    Dividends payable                                                 12         10          9
                                                                --------   --------   --------
        TOTAL LONG-TERM OBLIGATIONS                             $    383   $    628   $  1,132
                                                                ========   ========   ========

SALES - NET                                                     $ 26,233   $ 22,477   $ 17,480

COST OF GOODS SOLD                                                20,212     17,887     13,914
                                                                --------   --------   --------

GROSS PROFIT ON SALES                                           $  6,021   $  4,590   $  3,566

TOTAL EXPENSES                                                     3,674      2,921      2,338
                                                                --------   --------   --------

OPERATING PROFIT                                                $  2,347   $  1,669   $  1,228

OTHER INCOME                                                         234        174        247
                                                                --------   --------   --------

INCOME BEFORE INCOME TAXES                                      $  2,581   $  1,843   $  1,475

PROVISION FOR INCOME TAXES                                           972        694        548
                                                                --------   --------   --------

NET INCOME                                                      $  1,609   $  1,149   $    927
                                                                ========   ========   ========

EARNINGS PER SHARE - COMMON STOCK
     (191,284   shares in 1 191,284 shares in
     1996; 191,284 shares in 1995)                              $   8.41   $   6.01   $   4.85
                                                                ========   ========   ========

OPERATING  PROFIT  PER SHARE - COMMON  STOCK
     (191,284   shares in 1997;191,284
     shares in 1996; 191,284 shares in 1995)                    $  12.27   $   8.72   $   6.42
                                                                ========   ========   ========

DIVIDENDS PER SHARE - COMMON STOCK
     (191,284  shares in 1997; 191,284 shares in
     1996; 191,284 in 1995)                                     $   1.50   $   1.40   $   1.30
                                                                ========   ========   ========





The accompanying notes to financial statements are an integral part of this Selected Consolidated Financial Data.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 1997

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Corporation manufactures boilers and boiler accessories at its Bryan Steam Corporation (Bryan Steam) plant in Peru, Indiana. Bryan Steam's wholly-owned subsidiary, Wendland Manufacturing Corp. (Wendland), operates a tank manufacturing facility in San Angelo, Texas. Wendland's wholly- owned subsidiary, Monticello Exchanger and Manufacturing Co. (Monticello), manufactures heat exchangers at its plant in Monticello, Indiana. The Corporation sells its products through independent sales representatives. North America is the principal market for the Corporation's products.

   Bryan Steam's sales were 83.87% of total consolidated sales, while Wendland's and Monticello's sales were 10.59% and 5.54% of the total, respectively.


   1a. CASH AND CASH EQUIVALENTS

   For purposes of the statement of cash flows, cash equivalents include cash on hand, deposits in banks, certificates of deposit, money funds and all highly liquid debt instruments with original maturities of three months or less. The fair value of cash and cash equivalents, based on current market prices, is $368,879.

   1b. INVESTMENT SECURITIES

   Investment securities are valued at cost, which approximates the market value. Based on current market prices, the fair value of investment securities is $1,470,867. Current gross unrealized gains and (losses) totaled $24,491 and $(20,310), respectively.

   1c. PROPERTY, PLANT & EQUIPMENT

   Property, plant and equipment are stated at cost. Depreciation of buildings, equipment, fixtures and vehicles is computed using the straight-line method over estimated useful lives.

   Estimated useful lives are:
                                                                      Years
                                      -------------------------- ---------------
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

   1d. RESEARCH & DEVELOPMENT

   Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the years ended June 30, 1997, 1996, and 1995 were $101,290, $92,063, and $119,233, respectively.

   1e. INVENTORY

   The  Corporation's  inventory  of raw  materials  is valued at lower of cost,
   using  the  FIFO  method,  or  market.   The  Corporation's   inventories  of
   work-in-process and finished goods are valued at cost per unit.

   1f. SUPPLEMENTAL INCOME INFORMATION

   The amounts of depreciation and maintenance are set forth in the statement of income. There were no management or service contract fees or royalties paid during the years ended June 30, 1997, 1996, and 1995. Advertising costs are expensed as incurred.


   1g. INCOME TAXES

   The Corporation adopted Statement of Financial Accounting Standards (SFAS) 109-"Accounting for Income Taxes", July 1, 1993. This Statement supersedes SFAS 96-"Accounting for Income Taxes". Deferred income taxes reflect the future federal and state tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.

   1h. PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements include the accounts of the Corporation and of its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

   1i. INDUSTRY SEGMENT

   During the year ended June 30, 1997, the Corporation operated exclusively in one industry segment, the manufacture of boilers, tanks, and heat exchangers.

   1j. FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments," requires disclosures of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. For most of its covered financial instruments, the Corporation's carrying value closely approximates the fair value of the financial instruments to the Corporation.

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

   Inventories at June 30 are as follows:

   Finished goods and...       1997        1996         1995
                           ----------   ----------   -------
     work-in-process....   $1,165,334  $1,136,608 $   843,503
   Raw materials........    3,313,869   3,065,402   3,338,010
                            ---------   ---------   ---------
     TOTAL..............   $4,479,203  $4,202,010  $4,181,513
                            =========   =========   =========

--------------------------------------------------------------------------------
3. INCOME TAXES
--------------------------------------------------------------------------------

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

   The Corporation and its subsidiary file separate income tax returns.

   The provision for income taxes consists of the following:

                                             For the years ended June 30,
                                           1997          1996          1995
                                      -----------   -----------   -----------
Current taxes
  Federal .........................   $   847,472    $   483,412   $   388,744
  State ...........................       212,093        127,663       106,398
                                      -----------   -----------   -----------
    Total .........................   $ 1,059,565    $   611,075   $   495,142
                                      -----------   -----------   -----------

Deferred taxes
  Federal .........................   $   (69,359)   $    67,105   $    43,388
  State ...........................       (18,253)        15,436         9,960
     Total ........................   $   (87,612)   $    82,541   $    53,348

Provision (benefit) for
  income taxes ....................   $   971,953    $   693,616   $   548,490
                                      ===========   ===========   ===========

   Reconciliation of total provision for income tax with the expected provision obtained by applying statutory rates to pretax income:

                                 For the years ended June 30,
                              1997         1996        1995
                           ---------    ---------   ---------
Expected tax provision .   $ 990,165    $ 606,802   $ 616,814
Nondeductible expenses/
  (nontaxable income) ..     (15,760)      86,814     (68,324)
Tax benefit of graduated
  rates used in the
  calculation of the
  deferred tax liability          --           --          --
Other ..................      (2,452)          --          --
                           ---------    ---------   ---------
Total Provision for
  Income Tax ...........   $ 971,953    $ 693,616   $ 548,490
                           =========    =========   =========

   The sources of the temporary differences for deferred income taxes as of June 30, are summarized as follows:

                         1997          1996           1995
Depreciation .....   $ 1,021,060    $   908,281    $   771,984
                     -----------    -----------    -----------
Pension ..........       206,118        272,434        126,909
Net Operating Loss      (327,321)            --             --
Other ............       (17,372)       (12,460)        (9,511)
                                                   -----------
                     $   882,485    $ 1,168,255    $   889,382
                     ===========    ===========    ===========
Deferred Income
  Tax Liabilities..  $   366,691    $   454,302    $   371,761
                     ===========    ===========    ===========


   Deferred tax liabilities (assets) are comprised of the following:

                                  For the years ended June 30,
                                 1997        1996             1995
                              ----------  ----------       -------
Depreciation ..............   $ 423,728    $ 379,661    $ 322,689
Pension ...................      86,156      113,877       53,048
                              ---------    ---------    ---------
  Gross deferred tax
    liability .............   $ 509,884    $  493,538   $  375,737
                               ---------    ---------    ---------

Allowance for bad debts ...   $  (6,547)   $  (5,208)   $  (3,976)
Net operating loss
  carryforward, expires
  June 30, 2011 ...........    (136,646)     (34,028)          --
Capital loss carryforward .          --           --           --
                              ---------    ---------    ---------
  Gross deferred tax assets   $(143,193)   $ (39,236)   $  (3,976)

Deferred tax assets
  valuation allowance .....   $      --    $      --    $      --
                              ---------    ---------    ---------

Deferred tax liabilities
  (assets) ................   $ 366,691    $ 454,302    $ 371,761
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

   Pension expense includes the following components:

                                  1997         1996         1995
                                ---------    ---------    ---------
   Service cost - benefits
     earned during year .....   $ 226,998    $ 175,553    $ 214,930
   Interest cost on projected
     benefit obligation .....     266,026      278,403      268,558
Actual return on assets .....    (151,097)    (346,036)    (179,441)
   Net of other components ..     (62,339)     (42,720)    (164,893)
                                ---------    ---------    ---------
   Net periodic
     pension cost ...........   $ 279,588    $  65,200    $ 139,154

   The reconciliation of the funded status of the plans is as follows:

     Year Ended                   6/30/97         6/30/96        6/30/95

     Measurement Date             3/31/97         3/31/96        3/31/95

   Actuarial present value of benefit obligations:

     Vested benefit
  obligation .............   $(2,798,339)   $(3,490,452)   $(2,605,779)
Accumulated benefit
  obligation .............   $(3,102,787)   $(3,826,817)   $(2,858,294)
Projected benefit
  obligation .............   $(3,878,041)   $(4,627,297)   $(3,427,845)
Plan assets at
  fair value .............     4,100,016      4,637,004      4,178,854
                             -----------    -----------    -----------
Plan assets greater
  (less) than projected
  benefit obligation .....   $   221,975    $     9,707    $   751,009
Unrecognized net
  (gain) loss ............       177,968        536,257       (320,239)
Prior service cost not yet
  recognized in net
  periodic pension cost ..        29,369         31,533         33,697
Unrecognized transition
  obligation (assets) ....      (223,197)      (305,063)      (337,558)
                             -----------    -----------    -----------
     Prepaid (accrued)
pension expense...........   $   206,115    $   272,434    $   126,909
                              ==========     ==========     ==========

   The assumptions used in determining pension expense and funded status information shown above were as follows:

                             6/30/97      6/30/96      6/30/95
Discount rate......             7.50%       7.00%       8.25%
Rate of salary
  progression......             4.00%       4.00%       4.00%
Long-term rate of return
  on assets........        7.00-8.50%       7.00%       7.00%

   The discount rates for June 30, 1997, and 1996 are based upon the Moody's AA Corporate Bond Index.

--------------------------------------------------------------------------------
4. PENSION PLANS (CONTINUED)
--------------------------------------------------------------------------------
   Contributions to a union sponsored defined contribution pension plan for years ended June 30, 1997, 1996, and 1995 were $224,750, $171,238, and
   $131,323, respectively. This plan covers all bargaining unit employees. This plan is not administered by the Corporation and contributions are determined in accordance with provisions of a negotiated labor contract.

   The Corporation maintains a defined contribution money-purchase plan for qualified employees at its San Angelo, Texas facility. The Corporation's contribution to this retirement plan is determined by the voluntary contributions made by the employees. The Corporation matches employee contributions up to 3% of the individual employee's earnings. During the years ended June 30, 1997, and 1996, the Corporation incurred expenses of $20,230 and $16,652, respectively, for this retirement plan, all of which was charged to operations.

5. PLANT, PROPERTY & EQUIPMENT

                                        June 30,
                          -----------------------------------
                             1997         1996        1995
                          ----------   ----------   ----------
Land ..................   $  197,326   $  183,526   $   54,676
Buildings .............    3,809,322    2,883,870    2,486,135
Machinery & Equipment .    3,488,412    3,131,250    2,432,653
Equipment under capital
lease .................       54,984           --           --
Patterns - Hoppes .....       30,000       30,000       30,000
Furniture & fixtures ..    1,020,343      958,293      774,841
Vehicles ..............      376,247      311,718      288,843
                          ----------   ----------   ----------
                          $8,976,634   $7,498,657   $6,067,148
Less: Accumulated
Depreciation ..........   (3,400,512)  (2,930,437)  (2,542,731)
TOTALS ................   $5,576,122   $4,568,220   $3,524,417

6. CONTINGENT LIABILITIES

   The Corporation is involved in litigation arising from the normal course of business. In the opinion of management, based on advice of legal counsel, this litigation will not have any material adverse effect on the financial position of the Corporation.

7. RELATED PARTY TRANSACTIONS

   The Corporation paid approximately $613,253 in the fiscal year 1997, and $553,956 in the fiscal year ended 1996 to cover premiums for various property, casualty, and workers compensation insurance policies on which an insurance agency owned by G. N. Summers, a director of the Corporation, received commissions. Refunds totalling $4,210 in the year ended June 30, 1997, and $26,067 in the year ended June 30, 1996 were received by the Corporation as a result of periodic insurer audits of the various policies. There are no other reportable related party transactions between the Corporation and its directors, executive officers, 5% beneficial shareholders or immediate family members of the foregoing persons.

   The Corporation paid freight charges totaling $12,800 to Western Express through January 31, 1997, at which time Wendland Manufacturing Corp. (Wendland) purchased all of the business assets of Western Express. Prior to February 1, 1997, an officer of Wendland had an ownership interest in Western Express.

8. INTANGIBLES

   Amortization is recorded under the "straight line method." Goodwill and non-compete agreements are being amortized over five years. Expenditures to acquire a patent are capitalized and amortized over 17 years.

9. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

   In 1990, the Corporation adopted Statement of Financial Accounting Standard No. 105 which requires disclosure of information about financial instruments with off-balance sheet risk and about concentrations of credit risk for all financial instruments.

   OFF-BALANCE SHEET RISK

   As of June 30, 1997, the Corporation had no significant off-balance sheet risk.

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

   In management's opinion, as of June 30, 1997, and 1996, the Corporation had no other significant concentrations of credit risk.

10.   COMPARATIVE STATEMENT OF CASH FLOWS

     RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
     BY OPERATING ACTIVITIES

                                                   June 30,
                                      1997           1996           1995
                                   -----------    -----------    -----------
     CASH FLOWS FROM
        OPERATING ACTIVITIES
     Net Income ................   $ 1,609,015    $ 1,148,934    $   927,141
      Non-Cash Items
        Included in Net Income:
        Adjustment to prior year
           tax expense .........       (19,440)            --             --
        Amortization ...........        66,267         79,517         10,042
Depreciation ...................       495,001        447,072        366,388
        (Gain) loss on disposal
           of equipment ........        12,916          3,121         17,985
        (Gain) loss on sale
           of securities .......         3,872          1,589         11,928
        Deferred Income Taxes ..       (87,612)        82,541         53,348
     Changes in:
        Accounts Receivable ....       (21,082)    (1,741,809)      (271,836)
        Inventory ..............      (277,193)       (20,497)      (300,362)
        Prepaid Income Taxes ...        56,886        (84,414)       170,014
Prepaid Expense ................        52,539       (144,344)       (87,156)
        Other Assets ...........            --             --         (5,000)
        Accounts Payable -
           Trade ...............       298,434        233,007        (86,795)
        Accrued Expenses .......       258,518        142,150        202,358
        Accrued Income Taxes ...         4,837       (155,183)            --
                                   -----------    -----------    -----------
           NET CASH PROVIDED
           (USED) BY OPERATING
           ACTIVITIES ..........   $ 2,452,958    $    (8,316)   $ 1,008,055
                                   ===========    ===========    ===========

11.  OPERATING LEASES

     The Corporation has entered into noncancelable operating leases for two vehicles, a computer, a software license, and office equipment expiring in various years through 2002. Remaining minimum lease payments, by year, are as follows:

     Year Ended June 30,
     -------------------
     1998..................   $ 28,730
     1999..................     25,979
     2000..................     25,541
     2001..................     25,367
     2002..................     11,500
                               -------
                    TOTAL..   $117,117

     Rental expense totalled $20,986 during the fiscal year ended June 30, 1997.

12.   CAPITAL LEASES

     The Corporation is a lessee of a phone system and hydraulic shear under capital leases, both expiring in 2002. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the estimated productive life of the asset. Amortization of the assets under capital leases is included in depreciation expense for the current year.

     Following is a summary of the property held under capital lease:

          New Lucent Partner Phone System             $4,839
          New Atlantic Hydraulic Shear                50,145
                                                     $54,984
          Less: Accumulated Amortization                (741)
                                                     $54,243

   Amortization of assets under capital leases charged to expense in 1997 was $741.

   The annual interest rates on the phone system and hydraulic shear are 18% and 9%, respectively. Total interest cost incurred during the year was $412 and $251, respectively, all of which was charged to operations.

   Minimum future lease payments under the capital leases as of June 30, 1997, for each of the next five years and in the aggregate are:

                     1998                       $ 14,924
                     1999                         14,924
                     2000                         14,923
                     2001                         14,923
                     2002                         12,493
                                                 -------
          Total minimum lease payments          $ 72,187
          Less: Amount representing interest     (18,283)
          Present value of minimum
               lease payments                   $ 53,904
                                                 =======

13.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                           June 30,
                                1997        1996        1995
                              --------    --------    --------
     Organization
        Expense             $    5,000 $     5,000  $    5,000
     Noncompetition
        Agreements             300,000     300,000     100,000
     Patents                     9,214       9,214       9,214
     Goodwill - Wendland        13,627      13,627     - -
     Goodwill - Hoppes          10,000      10,000      10,000
                              --------    --------    --------
                              $337,841   $ 337,841    $124,214
     Less:
        Accumulated
           Amortization       (136,050)    (69,783)   (103,516)
                              --------    --------    --------
                              $201,791    $268,058   $  20,698
                               =======     =======    ========

14.  ACCOUNTS RECEIVABLE

        Accounts receivable consist of the following:

                                      June 30,
                           1997         1996         1995
                         ----------   ----------   ----------
     Trade Receivables   $4,822,885   $4,774,684   $3,012,285
     Other Receivables        9,232       31,439       49,080
     Allowance for
         Doubtful Accts.    (17,372)     (12,460)      (9,511)
                         ----------   ----------   ----------
                         $4,814,745   $4,793,663   $3,051,854
                          =========    =========    =========

15.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                       June 30,
                             1997         1996          1995
                          ----------    ---------    ---------
     Commissions           $ 807,617   $  621,882   $  694,809
     County Property Taxes   254,251      224,006      226,651
     Insurance                21,440       - -          - -
     Interest                 - -           2,156       - -
     Payroll                 165,239      125,784       39,402
     Pension & 401(k)         - -          23,051       - -
     Payroll Taxes &
        Withholdings         148,977      129,351       65,963
     Other                     2,836          861       - -
     Vacation & Sick Pay      10,488       41,883       - -
     Sales Taxes               3,463          - -       - -
     Ad Valorem Taxes         13,181          - -       - -
                          ----------    ---------    ---------
                          $1,427,492   $1,168,974   $1,026,825
                           =========    =========    =========

16.  LONG-TERM DEBT

     Long-term debt consists of the following:

     Note payable to Norwest Bank for equipment,
     matures June 30, 2002.  Note is secured by same
     equipment.  Principal and interest are currently
     being made in monthly installments.  The interest
     rate is 10.22%.                                       $ 44,047

     Installment note payable to Norwest Bank for, and
     secured by, an automobile.  Monthly principal
     and interest payments of $274 are payable
     through the loan's April 18, 2001 maturity date,
     at 9% interest.                                         10,618

     Note payable to Robert Laframboise Mechanical
     Limited in annual installments of $20,167 (Canadian),
     without interest.  This note is unsecured, and matures
     September 15, 1997.                                     14,603

         Total                                             $ 69,268
                                                            =======

     Maturities of long-term debt are as follows:
             Year Ending
             June 30,                    Amount
                1998                      $24,300
                1999                       10,705
                2000                       11,816
                2001                       12,478
                2002                        9,969

                             TOTAL        $69,268

--------------------------------------------------------------------------------
17.  OTHER COMMITMENTS
--------------------------------------------------------------------------------

     The Corporation has $500,000 available on its $500,000 line of credit from First of America Bank. The line of credit expires October 31, 1997.

     At June 30, 1997, the Monticello subsidiary was indebted to Norwest Bank in the amount of $45,400 on a $100,000 revolving commercial plan. This obligation was collateralized by a security interest in the Monticello subsidiary's inventory, equipment, accounts receivable and intangibles. Norwest Bank also holds an unsecured guaranty by Bryan Steam Corporation on this obligation. The outstanding balance is due December 31, 1997 with interest at a current rate of 9.25% in monthly installments beginning July 30, 1997.

     Production employees at the Corporation's Peru, Indiana facility are covered by a collective bargaining agreement which will expire in May, 1998.

18.  BUSINESS COMBINATIONS

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

     On January 31, 1997, Wendland purchased all the business assets of Western Express Company, a Texas corporation, which operates as a common carrier for transporting goods in the United States. The purchase price was $38,000. Results of operations from January 31, through June 30, 1997 are included in this report.

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

     The following is a summary of investment securities classified as held to maturity:

                                          June 30, 1997             June 30, 1996
                                        Fair      Amortized       Fair       Amortized
                                        Value       Cost          Value        Cost
                                     ----------   ----------   ----------   ----------
Equity Securities ................   $  194,161   $  184,461   $   71,629   $   68,176
U.S. Government obligations ......           --           --           --           --
Obligations of individual states
    and political subdivisions ...    1,095,081    1,100,725    1,274,581    1,299,298
Obligations of foreign governments           --           --           --           --
Corporate obligations ............      156,375      155,500       73,500       75,000
Mortgage-backed securities .......       25,250       26,000       25,000       26,000
Other ............................           --           --      154,912      148,080
                                     ----------   ----------   ----------   ----------
                                     $1,470,867   $1,466,686   $1,599,622   $1,616,554
                                     ==========   ==========   ==========   ==========


--------------------------------------------------------------------------------
19.  INVESTMENT SECURITIES (CONTINUED)
--------------------------------------------------------------------------------

     At June 30, 1997, investment in debt securities, classified as held to maturity, mature as follows:

Maturity
                                    Within               After
                                    1 year   1-5 years  5-10 years 10 years
                                 ---------- ----------- ---------- ---------
Obligations of individual states
and political subdivisions .....   $822,020   $215,350   $ 10,955 $    52,400
Corporate obligations ..........         --         --         --     155,500
Other ..........................         --         --         --          --
                                   --------   ---------   --------   --------
                                   $822,020   $ 215,350   $ 10,955   $207,900
                                   ========   =========   ========   ========

     The following is a summary of gross unrealized holding gains and losses for investment securities classified as held to maturity:

                                        June 30, 1997             June 30,  1996
                                      Gross        Gross       Gross        Gross
                                    Unrealized   Unrealized   Unrealized  Unrealized
                                      Holding     Holding      Holding     Holding
                                      Gains       Losses        Gains       Losses
                                     -------      -------      -------      -------
Equity Securities ................   $ 9,876      $   176      $ 4,867      $ 1,414
U.S. Government obligations ......        --           --           --           --
Obligations of individual states
    and political subdivisions ...    13,115       18,759        9,532       34,249
Obligations of foreign governments        --           --           --           --
Corporate obligations ............     1,500          625           --        1,500
Mortgage-backed securities .......        --          750           --        1,000
Other ............................        --           --        6,832           --
                                     -------      -------      -------      -------
                                     $24,491      $20,310      $21,231      $38,163
                                     =======      =======      =======      =======

     Realized  gains  and  losses  were  determined  on the  basis  of  specific identification during the years ended June 30, 1997 and 1996. Gross proceeds and gross realized gains and losses on securities classified as held to maturity were:
                                                 June 30,
                                              1997      1996
                                            --------  --------

Sale proceeds .......................       $308,912   $518,572
                                            ========   ========

Redemption proceeds .................       $ 60,000   $298,447
                                            ========   ========

Amortized cost of sales & redemptions       $372,784   $686,734
                                            ========   ========

Gross realized gains ................       $    --    $  7,245
                                            ========   ========

Gross realized losses ...............       $  3,872   $  8,834
                                            ========   ========

   The Corporation sold investment securities during the fiscal year ended June 30, 1997, and used the proceeds to partially fund construction of a new building in Peru, Indiana.

   The Corporation sold investment securities during the fiscal year ended June 30, 1996, and used the proceeds to purchase the business assets of Monticello Tank Company.

   The Corporation sold investment securities during the fiscal year ended June 30, 1995 and purchased a U.S. Treasury Money Fund having a higher current yield. Redemption proceeds from municipal bond maturities were subsequently invested in similar municipal bonds.

20.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and fair values for the Corporation's financial instruments are as follows:

                                                    June 30, 1997
                                                Carrying       Fair
                                                 Value        Value
                                               ----------   ----------
Cash and Cash Equivalents ..................   $  368,879   $  368,879
Investment Securities (held to maturity) ...    1,466,686    1,470,867
Accounts Receivable ........................    4,814,745    4,814,745
Non-compete Agreements .....................      180,000      180,000
Deposits with Utilities ....................        5,171        5,171
Accounts Payable ...........................      851,512      851,512
Accrued Expenses ...........................    1,427,492    1,427,492
Note Payable - Norwest Bank ................       44,047       44,047
Note Payable - Line of Credit - Norwest Bank       45,400       45,400
Note Payable - Laframboise .................       14,603       14,603
Note Payable - Auto Loan - Norwest Bank ....       10,618       10,618
Dividends Payable ..........................       11,834       11,834

     The fair value of investment securities is an estimate based on quoted market prices. The fair value of long-term debt is based on current rates at which the Corporation could borrow funds with similar remaining maturities.